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                                                                       EXHIBIT 2


FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Peter Brown
Tel: (650) 943-3761
FAX:  (650) 938-3772
pbrown@tridmicr.com

                           TRIDENT MICROSYSTEMS, INC.
                         ADOPTS SHAREHOLDERS RIGHTS PLAN

         Mountain View, California, July 27 -- Trident Microsystems, Inc. ("Trident") announced today that on the evening of July 24, 1998 its Board of Directors has adopted a Preferred Stock Purchase Rights Plan designed to enable all Trident's stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Trident's stockholders in the event that an unsolicited attempt is made to acquire Trident. The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of Trident without paying all stockholders full and fair value. The distribution of the Rights is not in response to any proposal to acquire Trident. The Board is not aware of any such effort.

         Under the plan, stockholders will receive one Right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of Trident's Common Stock held of record at the close of business on August 14, 1998.

         The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-hundredth of a share of the new Preferred Stock, at $50 per Right, when someone acquires 15 percent or more of Trident's Common Stock or announces a tender offer